Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Partners with Auteco to Advance its Pickle Crow Gold Project

January 27, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into a binding term sheet with Auteco Minerals Ltd (“Auteco”) (ASX: AUT) whereby Auteco may earn up to an 80% interest in First Mining’s Pickle Crow Gold Project (“Pickle Crow” or the “Project”) located in Ontario, Canada. Auteco can earn a full 80% interest in the Project by incurring a total of $10 million in exploration expenditures over five years, making cash payments to First Mining totaling $4.1 million, and issuing 125 million shares of Auteco to First Mining. First Mining will also retain a 2% Net Smelter Return (“NSR”) Royalty, 1% of which can be bought back for US$2.5 million. Further details are set out under “Earn-in Details”.

Transaction Highlights

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Partners First Mining with a highly skilled management team with a track record of discovery success.
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Auteco’s management team is comprised of a number of the key individuals that advanced Bellevue Gold Ltd (“Bellevue”) (ASX: BGL). Bellevue has had strong market success on the back of advancing the historic Bellevue Gold Mine in Western Australia, where they acquired a past-producing, high-grade gold project and defined a JORC compliant Inferred gold resource of 1.8 million ounces at 11.1 g/t gold in less than 18 months.
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Pickle Crow to benefit from modern exploration techniques and a new geological review.
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First Mining to retain meaningful exposure to the potential upside at Pickle Crow through project interest, equity exposure to Auteco, and a 2% NSR royalty.

Dan Wilton, CEO of First Mining, stated “We are excited to be partnering with such an accomplished group to advance Pickle Crow. Auteco has a strong technical team with a track record of generating value through exploration success. Their team is backed by the same key individuals involved with Bellevue who had recent success in revitalizing a past-producing district, and the project similarities are why we believe Auteco is one of the best positioned teams to advance and unlock the potential at Pickle Crow. This agreement also demonstrates the value in First Mining’s broader asset portfolio. This agreement allows the Company and our shareholders to retain an interest in Pickle Crow’s advancement as the Auteco team work to define the project potential through drilling and exploration, while First Mining’s near-term focus remains on advancing our Springpole and Goldlund gold projects. We look forward to working with our new partners at Auteco, and believe this partnership delivers the intellectual and financial capital needed to surface value at the Pickle Lake gold camp, one of Canada’s historic high-grade mining camps.”

Ray Shorrocks, Auteco’s Executive Chairman, commented “I was recently fortunate enough to have been involved in one of Australia’s modern day high-grade gold discoveries with Bellevue Gold Ltd (ASX: BGL) and from what I can see so far and along with the rest of the Auteco team that the historic Pickle Crow Gold Project has the hallmark for being able to replicate significant discovery success again. The Auteco team and I are looking forward to working closely with our Canadian partners at First Mining who we hope will benefit greatly along with our Auteco shareholders and all other stakeholders as we commence systematic and effective exploration to advance the Pickle Crow Gold Project.”

The Pickle Crow Gold Project is located in northwestern Ontario and is one of Canada’s highest-grade historical gold mines. The mine operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. First Mining acquired the Project in November 2015 through its acquisition of PC Gold Inc.

There has been limited exploration of Pickle Crow since mining ceased in 1966. The most recent work conducted was focused on developing small remnant resources proximal to the old mine infrastructure. Auteco intends to return to first principles at the project, with a focus on discovering and developing new project-scale, high-grade, near-surface gold resources. There are a number of high-priority targets that have either not been followed up or have had little or no modern exploration work undertaken on them. These include multiple unmined lode positions surrounding the historic underground workings, including potential new high-grade gold lodes as well as a number of shallow, near-surface broad mineralized zones that require exploration testing regionally across the 190 km2 (19,000 hectare) project area.

Auteco’s strong technical exploration skillset along with their track record of having access to capital provides an opportunity to unlock the potential value of this historical region. Auteco is led by Sam Brooks (Technical Director), a geologist who is currently the Chief Geologist of Bellevue, and was previously involved with Gryphon Minerals Limited, which was acquired by Teranga Gold in 2016. The Auteco team is comprised of several additional individuals who have been involved with Bellevue, including Ray Shorrocks (Executive Chairman), Steve Parsons (Non-Executive Director) and Michael Naylor (Non-Executive Director).

First Mining believes that Bellevue and the Auteco team’s success in advancing the Bellevue Gold Mine are a strong analogy for the potential advancement of the Pickle Crow Gold Project. The similarities between the two projects include:

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Both assets were high-grade historic past-producing mines that have not benefited from modern exploration and development advancements; and
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Pickle Crow and Bellevue are both located in proven gold regions with a number of projects (both historic and current) in close proximity.

Earn-In Details

Auteco has entered into a conditional binding term sheet to acquire up to 80% of Pickle Crow from First Mining. The key terms are as follows:

Cash on Signing

With the binding term sheet having been executed, First Mining will receive:

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$50,000 cash within three business days.

Formal Agreement

Upon execution of a formal agreement (expected to be finalized within 45 days), First Mining will receive:

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$50,000 cash; and
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25,000,000 shares of Auteco.

Stage 1 Earn-In (51% earn-in)

Three-year initial earn-in period to acquire a 51% interest in the Project by:

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Spending $5 million on exploration, with a commitment to spend $750,000 of that total within the first 12 months; and
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Issuing 100,000,000 shares of Auteco to First Mining.

Stage 2 Earn-In (additional 19% to earn-in to 70%)

Upon completion of the stage 1 earn-in, Auteco will have a two-year follow-on period to acquire an additional 19% interest in the Project by:

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Spending a further $5 million on exploration;
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Making a $1 million cash payment to First Mining within 90 days of completing the additional exploration spend; and
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Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for US$2.5 million) (issued upon completion of the stage 2 earn-in).

Buy-In (additional 10% to earn-in to 80%)

Upon completion of the stage 2 earn-in, Auteco will have an option to acquire an additional 10%, exercisable any time post the stage 2 earn-in, by:

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Paying First Mining $3 million in cash.

Additional Terms

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First Mining and Auteco will form a joint venture upon completion of the stage 1 earn-in.
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First Mining will be free carried, at a 20% interest, to a decision to mine.
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Auteco will require shareholder approval to issue its shares. First Mining may terminate the transaction if such shareholder approval is not obtained.
First Mining believes that this earn-in structure provides for a variety of value-generating components: exploration expenditure requirements to advance Pickle Crow with First Mining having a carried interest, shares in Auteco, cash consideration, and retention of a direct interest in the Project along with a 2% NSR.

About Auteco

Auteco Minerals Limited (ASX: AUT) is an emerging mineral exploration company currently focused on advancing high-grade gold resources at the Pickle Crow Gold Project in the world class Uchi Sub-province of Ontario, Canada. The Auteco Board of Directors and Technical Management team has a proven track record of discovering gold and creating wealth for shareholders and all stakeholders in recent years.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the timing of any cash and share payments set out in the binding term sheet that the Company has signed with Auteco; (ii) the timing for completion of all earn-in stages under the binding term sheet; (iii) the timing of the grant of a 2% NSR to First Mining over the Pickle Crow Gold Project; (iv) the timing for completion of all exploration expenditures required under the binding term sheet; (v) the potential for Auteco discovering and developing new project scale, high-grade, near surface gold resources at the Pickle Crow Gold Project; (vi) First Mining’s belief that Bellevue and the Auteco team’s success in advancing the Bellevue Gold Mine are a strong analogy for the potential of the Pickle Crow Gold Project; and (vii) funding by Auteco to conduct exploration. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: regulatory approvals; shareholder approval from Auteco shareholders; receipt of necessary financing by Auteco; the presence of and continuity of metals at the Pickle Crow Gold Project at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.